                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                         (Amendment No.     4    )*
                                        ---------

                             Gateway 2000, Inc.
                       ------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                  ----------------------------------------
                       (Title of Class of Securities)


                                 367833 10 0
                             -------------------
                                (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








































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CUSIP NO.   367833 10 0
          ---------------


(1)	 Name of reporting person(s)  Norman W. Waitt, Jr.
                                 --------------------------

     S.S. or I.R.S. identification nos. of above persons  NOT REQUIRED
                                                         ----------------------
(2)	 Check the appropriate box if a member of a group (SEE INSTRUCTIONS)| (a) :
      N/A			                                                            | (b) :
(3)	 SEC USE ONLY



(4)	 Citizenship or place of organization  United States
                                          -------------------------------------
                  | (5)	Sole voting power  6,687,767*
Number of shares  |                       -------------------------------------
beneficially      |
owned by each     |
reporting         |
person with:		    |
                  |	(6)	Shared voting power  N/A
                  |                         -----------------------------------
                  |	(7)	Sole dispositive power  6,687,767*
                  |                            --------------------------------
                  |	(8)	Shared dispositive power  N/A
                  |                              ------------------------------
(9)	 Aggregate amount beneficially owned by each reporting person  6,687,767*
                                                                  -------------
(10)	Check if the aggregate amount in row (9) excludes certain shares	:
     (SEE INSTRUCTIONS)
(11)	Percent of class represented by amount in row (9)      4%
                                                       ------------------------
(12)	Type of reporting person (SEE INSTRUCTIONS)  IN - individual
                                                 ------------------------------






























--------------
*all such shares are issued to the Norman W. Waitt, Jr. Revocable Trust (f/k/a the Norman W. Waitt, Jr. S Corp. Trust) u/t/d February 21, 1991 (the
"Trust"). Mr. Waitt is the sole settlor and sole beneficiary of the Trust and may revoke the Trust at any time and acquire such shares.



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  Item 4.  Ownership

  (a) Amount Beneficially Owned:  6,687,767 (1)
                                 ----------------
  (b) Percent of Class:   8%
                        --------
  (c) Number of shares as to which such person has:

      (i)  	sole power to vote or to direct the vote  6,687,767 (1)
                                                     ---------------
      (ii)	 shared power to vote or to direct the vote  0
                                                       ----------
      (iii)	sole power to dispose or to direct the disposition of 6,687,767 (1)
                                                                 --------------
      (iv)	 shared power to dispose or to direct the disposition of  0
                                                                   ------
  Instruction.  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

  Item 5.  Ownership of Five Percent or Less of a Class

  As of the date of this Filing, Norman W. Waitt, Jr., as sole trustee of the Norman W. Waitt, Jr. Revocable Trust (f/k/a the Norman W. Waitt, Jr. S. Corp. Trust) u/t/d February 21, 1991; Norman W. Waitt, Jr. as beneficiary, has ceased to be the beneficial owner of more than 5 percent of the Common Stock, par value $.01 per share of Gateway 2000, Inc.

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  January 15, 1998                  	/s/ Norman W. Waitt, Jr.
        ------------------                  -----------------------------------
		                                      				(Signature)

                                      						Norman W. Waitt, Jr.


  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



















--------------
  (1)All such shares are issued to the Norman W. Waitt, Jr. Revocable Trust (f/k/a the Norman W. Waitt, Jr. S Corp. Trust) u/t/d February 21, 1991 (the "Trust"). Mr. Waitt is the sole settlor and sole beneficiary of the Trust and may revoke the Trust at any time and acquire such shares.


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